EXHIBIT 99.40

April 17, 2020

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Government of Prince Edward Island

We refer to the short form base shelf prospectus of mCloud Technologies Corp. (the company) dated April 15, 2020 relating to the sale and issue of common shares, preferred shares, debt securities, subscription receipts, warrants and units for up to $200,000,000.

We consent to being named in and to the use, through incorporation by reference in the above-mentioned short form base shelf prospectus, of our report dated September 20, 2018 to the shareholders of Autopro Automation Consultants Ltd. on the following consolidated financial statements:

•	consolidated balance sheet as at July 31, 2108;
•	consolidated statements of income and retained earnings, and cash flows for the year ended July 30, 2018; and
•	related notes, which comprise a summary of significant accounting policies and other explanatory information.

We report that we have read the short form base shelf prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements on which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook - Assurance.

Chartered Professional Accountants